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WILLKIE FARR & GALLAGHER LLP                           New York, NY 10019-6099
                                                       Tel: 212 728 8000
                                                       Fax: 212 728 8111

January 31, 2013

VIA EDGAR
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Deborah O'Neal-Johnson, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sanford C. Bernstein Fund, Inc. - International Portfolio and Tax-Managed
    International Portfolio
    Post-Effective Amendment No. 56 to the Registration Statement
    Securities Act File No. 33-21844; Investment Company Act File No. 811-5555
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Dear Ms. O'Neal-Johnson:

   On behalf of Sanford C. Bernstein Fund, Inc. (the "Registrant"), this letter responds to comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the undersigned on January 9, 2013 regarding Post-Effective Amendment No. 56 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 57 to the Registrant's Registration Statement under the Investment Company Act of 1940 (the "1940 Act") (the "Amendment") with respect to the International Portfolio and Tax-Managed International Portfolio (each a "Fund" and together, the "Funds").

   The Staff's comments are described below and have been summarized to the best of our understanding. We have discussed the Staff's comments with representatives of the Registrant. The Registrant's responses to the Staff's comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

  NEW YORK  WASHINGTON, DC   PARIS  LONDON  MILAN  ROME  FRANKFURT  BRUSSELS

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January 31, 2013
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Comment 1:  In light of disclosure regarding the Funds' investments in derivative instruments, confirm that the Funds' derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the funds invest or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. See, Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30,
            2010) (the "Derivatives Disclosure Letter").

Response:   The Funds are aware of the Staff's observations and concerns stated in the Derivatives Disclosure Letter regarding disclosure by an investment company of its use of derivatives. The Funds believe that their current disclosure accurately reflects their current expected utilization of derivative instruments and that their disclosure of the risks associated with those instruments is appropriately tailored to their expected usage.

Comment 2:  Please confirm that each Fund's best and worst quarter information is provided for a period covered by the Fund's bar chart.

Response :  Each Fund's best and worst quarter information is provided for a period covered by the Fund's bar chart.

Comment 3:  Regarding credit default swap agreements ("CDS"), if a Fund intends to write CDS, please confirm supplementally that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response :  Each Fund confirms that it covers its CDS position in accordance with the 1940 Act, as amended, the rules thereunder and Commission and Staff interpretative guidance.

Comment 4:  Please confirm whether each Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available on the Fund's website. If so, please include disclosure stating that investors may access this information on the website. See Item 9(d) of Form N-1A.

Response :  Each Fund confirms that the policies and procedures with respect to the disclosure of the Fund's portfolio securities is not available on the Fund's website.

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January 31, 2013
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                              * * * * * * * * * *

   The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

       (a)the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

       (b)Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

       (c)the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions concerning the above, please call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron
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Anthony Geron

cc: Nancy E. Hay, Esq.
    Margery K. Neale, Esq.

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